082-01540

~~CANADIAN GOLD HUNTER CORP.~~
International Curator Resources Ltd
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

RECEIVED
2007 JUN -6 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024152

NEWS RELEASE

CANADIAN GOLD HUNTER CLOSES CDN $6.75 MILLION PRIVATE PLACEMENT

May 17, 2007 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce that it has completed the non-brokered, private placement announced on May 2, 2007. The Company sold an aggregate of 3 million common shares of the Company at a price of Cdn $2.25 per share for gross proceeds of Cdn $6.75 million. A 4% finder's fee is payable in connection with the private placement. Net proceeds of the private placement will be used towards the acquisition of a 70% interest in the Caballo Blanco gold property in Veracruz State, Mexico and the upcoming work program on the project as well as for general corporate and working capital purposes. The private placement has received regulatory approval and the securities have been issued to the investors. The shares issued pursuant to the private placement are subject to a hold period expiring 4 months from the date of closing.

As announced on April 16, 2007 the Company signed a letter of intent with Almaden Minerals Ltd. ("Almaden") to acquire a 70% interest in the Caballo Blanco gold property. Caballo Blanco is a large, high-sulphidation epithermal gold system that has seen limited work to date. The property is located on the Gulf of Mexico roughly 60 kilometres north of the port city of Veracruz. Infrastructure is excellent as the prospective areas are all located within 10 kilometres of the Panamerican highway and a power plant.

The property covers three large areas of mineralization known as the Northern Zone, the Highway Zone and the Central Grid Zone. Extensive alteration typical of high sulphidation gold systems is associated with the Northern and Highway Zones. Limited drilling (from one drill site) in the Northern Zone has intersected 108 metres grading 1.14 g/t gold in drill hole CB-05-03, 92.7 metres grading 1.0 g/t gold in CB-06-01 and 76 metres grading 1.70 g/t gold in CB-06-03 (Almaden news releases dated August 8, 2005 and August 10, 2006). This mineralization is hosted in explosive breccias with several events of superimposed silicification and alteration.

Examples of high-sulphidation gold deposits are Yanacocha in Peru and Veladero in Argentina.

The Central Grid Zone is a gold-rich porphyry target, in which drill hole CB-04-01 intersected 56 metres grading 0.84 g/t gold and 0.34% copper (Almaden press release dated June 1, 2005).

The geological data in this press release were verified by qualified person Jan Christoffersen, P.Eng., Vice President for Canadian Gold Hunter. Canadian Gold Hunter's due diligence check samples were analyzed for gold by fire assay by ALS Chemex in North Vancouver, B. C., Canada.

ON BEHALF OF THE BOARD
Richard J. Bailes
President

SUPPL

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

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